                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-39273


           Prospectus Supplement to Prospectus Dated November 7, 1997

                                  $500,000,000

[ASSOCIATES CORP. OF NORTH AMERICA LOGO]

                       6% Senior Notes due April 15, 2003

                            ------------------------

     Interest on the Notes is payable semiannually on April 15 and October 15 of each year, commencing October 15, 1998. The Notes will not be redeemable prior to maturity. The Notes will be represented by Global Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of the Notes".

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
            SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

                             ---------------------

     The Underwriters have severally agreed to purchase the Notes from the Company at 99.636% of their principal amount ($498,180,000 aggregate proceeds to the Company, before deducting expenses payable by the Company estimated at $312,000), subject to the terms and conditions set forth in the Underwriting Agreement.

     The Underwriters propose to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. For further information with respect to the plan of distribution and any discounts, commissions, or profits on resale that may be deemed underwriting discounts or commissions, see "Underwriting" herein.

                            ------------------------

    The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of the Depositary, on or about April 21, 1998, against payment therefor in immediately available funds.

                            ------------------------

UBS SECURITIES                                             CHASE SECURITIES INC.

April 16, 1998

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                            FOR THE YEAR ENDED DECEMBER 31
                                                 ----------------------------------------------------
                                                   1993       1994       1995       1996       1997
                                                 --------   --------   --------   --------   --------
                                                             (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges..............................  $3,250.7   $3,866.7   $4,805.3   $5,580.3   $6,428.5
  Insurance premiums...........................     242.2      293.5      325.1      354.8      370.1
  Investment and other income..................     196.7      227.7      254.0      286.3      352.5
                                                 --------   --------   --------   --------   --------
                                                  3,689.6    4,387.9    5,384.4    6,221.4    7,151.1
Expenses --
  Interest expense.............................   1,291.8    1,509.7    1,979.8    2,206.7    2,543.9
  Operating expenses...........................     979.6    1,191.6    1,417.8    1,603.3    1,842.5
  Provision for losses on finance
     receivables...............................     468.9      569.9      729.7      963.4    1,195.6
  Insurance benefits paid or provided..........     114.9      144.1      135.7      142.9      142.1
                                                 --------   --------   --------   --------   --------
                                                  2,855.2    3,415.3    4,263.0    4,916.3    5,724.1
                                                 --------   --------   --------   --------   --------
Earnings Before Provision for Income Taxes.....     834.4      972.6    1,121.4    1,305.1    1,427.0
Provision for Income Taxes.....................     310.7      369.1      413.3      482.0      524.5
                                                 --------   --------   --------   --------   --------
Net Earnings...................................  $  523.7   $  603.5   $  708.1   $  823.1   $  902.5
                                                 ========   ========   ========   ========   ========
Ratio of Earnings to Fixed Charges(a)..........      1.64       1.64       1.56       1.59       1.56
                                                     ====       ====       ====       ====       ====

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                               DECEMBER 31
                                                                  1997
                                                              -------------
                                                              (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................    $   294.8
  Investments in Debt and Equity Securities
     Bonds and Notes........................................      1,022.5
     Stocks.................................................        131.0
                                                                ---------
          Total Investments in Debt and Equity Securities...      1,153.5
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................     31,715.6
     Commercial Finance.....................................     16,138.9
                                                                ---------
          Total Net Finance Receivables.....................     47,854.5
  Allowance for Losses on Finance Receivables...............     (1,661.9)
  Insurance Policy and Claims Reserves......................       (762.4)
  Other Assets..............................................      3,652.6
                                                                ---------
          Total Assets......................................    $50,531.1
                                                                =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................    $17,184.5
     Bank loans.............................................      1,202.1
  Long-Term Debt, unsecured due within one year
     Senior.................................................      4,190.5
     Subordinated...........................................           --
     Capital................................................          0.1
  Accounts Payable and Accruals.............................        960.4
  Long-Term Debt, unsecured
     Senior.................................................     20,519.5
     Subordinated...........................................        425.0
     Capital................................................          0.3
                                                                ---------
          Total Long-Term Debt..............................     20,944.8
  Stockholders' Equity......................................      6,048.7
                                                                ---------
          Total Liabilities and Stockholders' Equity........    $50,531.1
                                                                =========

                             ---------------------

     On April 14, 1998, the Company reported unaudited results for the three months ended March 31, 1998. Such results, compared to the unaudited results of operations for the similar period of the prior fiscal year, were as follows:
Revenue -- $1.9 billion (1998), $1.7 billion (1997); Earnings before Provision for Income Taxes -- $366.9 million (1998), $337.8 million (1997); and Net Earnings -- $235.5 million (1998), $215.4 million (1997). On April 7, 1998, Ford
Motor Company ("Ford") completed its previously announced spinoff to its shareholders of its shares in Associates First Capital Corporation, the parent corporation of the Company, and, accordingly, the Company is no longer a subsidiary of Ford.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company, will be issued under an indenture dated as of November 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank ("Chase"), as Trustee, will be limited to $500,000,000 aggregate principal amount and will mature on April 15, 2003.

     The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from April 21, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on April 15 and October 15 of each year, commencing on October 15, 1998, to the persons in whose names the Notes are registered at the close of business on the March 31 and the September 30, as the case may be, next preceding such Interest Payment Date.

REDEMPTION

     The Notes are not redeemable prior to maturity.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to twenty-five other series of Debt Securities previously issued under the Indenture. In addition, Chase acts as trustee with respect to various debt securities issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank, respectively. Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business. Chase is an affiliate of Chase Securities Inc., one of the Underwriters.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to UBS Securities LLC and Chase Securities Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase, the principal amount of the Notes set forth opposite their names below. In the Underwriting Agreement, the several Underwriters have agreed to purchase, subject to the terms and conditions set forth therein, all the Notes if any are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitment of the nondefaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITER                              NOTES
                        -----------                           ------------
UBS Securities LLC..........................................  $250,000,000
Chase Securities Inc. ......................................   250,000,000
                                                              ------------
          Total.............................................  $500,000,000
                                                              ============

     The Underwriters have advised the Company that they propose to offer the Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933.

     The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes, but may discontinue market making at any time without notice. The Company cannot predict the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, affiliates of the Underwriters have engaged, and may in the future engage, in commercial banking transactions with the Company.

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  No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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                               TABLE OF CONTENTS

                                        PAGE
           PROSPECTUS SUPPLEMENT

Summary Financial Information.........  S-2
Description of the Notes..............  S-4
Underwriting..........................  S-6

                 PROSPECTUS

Available Information.................    2
Documents Incorporated by Reference...    2
The Company...........................    3
Application of Proceeds...............    3
Description of Debt Securities........    4
Description of Warrants...............    8
Plan of Distribution..................    9
Legal Opinions........................   10
Experts...............................   10


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                                  $500,000,000

                    [ASSOCIATES CORP. OF NORTH AMERICA LOGO]

                                6% Senior Notes
                               due April 15, 2003

                         ------------------------------
                             PROSPECTUS SUPPLEMENT

                                 April 16, 1998
                         ------------------------------

                                 UBS SECURITIES

                             CHASE SECURITIES INC.

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